Exhibit 5.1

ArcelorMittal

19 Avenue de la Liberté,

L-2930 Luxembourg

Grand Duchy of Luxembourg

Luxembourg, June 29, 2007

Ladies and Gentlemen:

1.

We have acted as your Luxembourg counsel in connection with the registration under the U.S. Securities Act of 1933, as amended from time to time, of a maximum of 105,000,000 shares (the “Shares”) with a par value of €0.01 each in the capital of ArcelorMittal (the “Company”), a corporation (societé anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Luxembourg”). This opinion letter is rendered to you in order to be filed as an exhibit to a registration statement on form F-4 as filed with the U.S. Securities and Exchange Commission on June 29, 2007 (the “Form-F-4”).

2.

The Shares will be issued by the Company in the merger of Mittal Steel Company N.V. (“Mittal Steel”) into the Company by way of a merger by absorption of Mittal Steel by the Company without liquidation of Mittal Steel (the “Merger”). Upon effectiveness of the Merger, all the assets and liabilities of Mittal Steel shall have been transferred to the Company, Mittal Steel shall cease to exist and the Company shall issue the Shares to the (then-former) holders of Mittal Steel shares.

3.	In rendering this opinion we have examined the following documents:

(i)	a copy of the merger agreement between the Company and Mittal Steel, dated May 2, 2007 (the “Merger Agreement”);

(ii)	a copy of the merger proposal, including the exhibits thereto, dated June 25, 2007;

(iii)	a copy of the explanatory memorandum of the boards of directors of the Company and Mittal Steel concerning the merger proposal, dated June 25, 2007;

(iv)	a copy of the articles of incorporation of the Company dated August 13, 2004, as amended on June 21, 2007; and

(v)	a copy of the board resolution of the Company approving the merger proposal.

4.

Based upon and subject to the foregoing, we are of the opinion that when the Merger is effected in accordance with the Merger Agreement, the Shares will be validly issued, fully paid and non-assessable.

5.

This opinion is confined to matters of Luxembourg law (as defined below). Accordingly, we express no opinion with regard to any system of law other than the laws of Luxembourg as they stand as of the date hereof and as such laws as of the date hereof have been interpreted in published case law of the courts of Luxembourg (“Luxembourg law”).

6.

This opinion speaks as of the date hereof. No obligation is assumed to update this opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect this opinion letter in any respect.

7.

We hereby consent to the filing of this opinion as an exhibit to the Form F-4 and further consent to the reference to our firm in the Form F-4 under the captions “Legal Matters” and “Service of Process and Enforceability of Civil Liabilities”.

8.	This opinion is strictly limited to the matters stated herein and does not extend to, and is not to be read as extending by implication to, any other matters.

9.	This opinion is governed by Luxembourg law and the Luxembourg courts shall have exclusive jurisdiction thereon.

Yours faithfully,

/s/ ALEX SCHMITT
BONN SCHMITT STEICHEN